UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Unilever PLC (“Unilever”) announces the transaction set out below by Fernando Fernandez in ordinary shares of 3 1/2 pence each in the capital of Unilever.

Mr Fernandez has accumulated a substantial shareholding in Unilever over his 38-year long career, having previously sold less than 10% of his total shareholding at the point he became an Executive Director on 1 January 2024.

This sale of 93,273 shares is for personal financial planning purposes.

Following the transaction, Mr Fernandez beneficially owns (with his connected persons) 199,132 shares in Unilever, representing approximately 715% of his base salary, which is above his shareholding requirement of 700% of salary.

He also holds a further 233,061 shares in Unilever under share awards with performance conditions (including dividend equivalents accrued to date), as itemised below.  These awards have been granted at target and may vest between 0%-200% of target depending on the achievement of the performance conditions.

●
45,565 shares under the 2024-2026 PSP award

●
69,089 shares under the 2025-2027 PSP award

●
118,407 shares under the 2026-2028 PSP award

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Fernando Fernandez
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Sale of 30,158 PLC GBP shares and 63,115 PLC EUR shares
c)	Currency	GBP - British Pound in respect of the PLC GBP shares EUR – Euros in respect of the PLC EUR shares
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.901367 per PLC GBP share	30,158
		€58.474285 per PLC EUR share	63,115
e)	Aggregated information - Volume - Total	PLC GBP shares Volume: 30,158 Total: £1,474,767.43 PLC EUR shares Volume: 63,115 Total: €3,690,604.50
f)	Date of the transaction	2026-10-30
g)	Place of the transaction	London Stock Exchange – XLON and Euronext Amsterdam - XAMS

Prakash Kakkad

Chief Legal Officer and Group Company Secretary

30 October 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/s/ P. KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 30 October 2026